UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MAXWELL TECHNOLOGIES, INC.

(Names of Subject Company)

CAMBRIA ACQUISITION CORP.

(Offeror)

TESLA, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

577767106

(CUSIP Number of Class of Securities)

Elon Musk

Chief Executive Officer

Tesla, Inc.

3500 Deer Creek Road

Palo Alto, California 94304

(650) 681-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Mark B. Baudler Michael S. Ringler Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Jonathan A. Chang M. Yun Huh Rakhi I. Patel Tesla, Inc. 3500 Deer Creek Road Palo Alto, California 94304 (650) 681-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$235,674,520.50	$28,563.76

*

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $4.70, the average of the high and low sales prices per share of Maxwell Technologies, Inc. common stock on February 12, 2019, as reported by the Nasdaq Global Market, and (ii) 50,143,515 (which represents the estimated maximum number of shares of Maxwell Technologies, Inc. common stock that may be exchanged in the offer and the subsequent merger described herein for the offer consideration, including (x) shares underlying Maxwell Technologies, Inc. equity awards outstanding as of February 11, 2019, and (y) shares underlying Maxwell Technologies, Inc. equity awards that are expected to be granted between February 11, 2019 and the closing of the offer and the subsequent merger described herein in accordance with the merger agreement described herein).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001212 multiplied by the proposed maximum offering price.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,563.76	Filing Party: Tesla, Inc.
Form or Registration No.: Form S-4	Date Filed: February 20, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by Tesla, Inc., a Delaware corporation (“Tesla”), and Cambria Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Tesla (the “Offeror”). This Schedule TO relates to the offer by Offeror to exchange for each outstanding share of common stock of Maxwell Technologies, Inc., a Delaware corporation (“Maxwell”), par value $0.10 per share (“Maxwell common stock” and such shares of Maxwell common stock, “Maxwell shares”), validly tendered and not validly withdrawn in the offer, for a fraction of a share of Tesla common stock, par value $0.001 per share (which we refer to as “Tesla common stock” and such shares of Tesla common stock, “Tesla shares”) equal to the quotient obtained by dividing $4.75 by the volume weighted average of the daily volume weighted average of the trading price of one (1) share of Tesla common stock as reported on the Nasdaq Global Select Market for the five (5) consecutive trading days ending on and including the second trading day immediately preceding the expiration of the offer, subject to the minimum, together with cash in lieu of any fractional shares of Tesla common stock, without interest and less any applicable withholding taxes. In the event that the Tesla common stock price is equal to or less than $245.90, the minimum will apply and each share of Maxwell common stock validly tendered and not validly withdrawn in the offer will be exchanged for 0.0193 of a share of Tesla common stock. The foregoing consideration, the “Offer Consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated February 20, 2019 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”.

Tesla has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 dated February 20, 2019, relating to the offer and sale of shares of Tesla common stock to be issued to holders of shares of Maxwell common stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Tesla or the Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of February 3, 2019, by and among Tesla, the Offeror and Maxwell, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers About the Offer and the Merger” is incorporated into this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Maxwell Technologies, Inc., a Delaware corporation. Its principal executive office is located at 3888 Calle Fortunada, San Diego, California 92123 and its telephone number is (858) 503-3300.

(b) As of February 11, 2019, there were 46,008,549 shares of Maxwell common stock, par value $0.10 per share, issued and outstanding.

(c) The information concerning the principal market in which the shares of Maxwell common stock are traded and certain high and low sales prices for the shares of Maxwell common stock in that principal market is set forth in “Comparative Market Price” in the Prospectus/Offer to Exchange and is incorporated into this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies—Tesla, Inc.” and “The Companies—The Offeror” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Tesla’s Reasons for the Offer and the Merger,” “The Offer—Maxwell’s Reasons for the Offer and the Merger; Recommendation of the Maxwell Board of Directors, “The Offer—Interests of Certain Persons in the Offer and the Merger,” “Merger Agreement,” “Other Transaction Agreements” and “The Offer —Certain Relationships with Maxwell” is incorporated into this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Offer and the Merger,” “The Offer,” “Merger Agreement” and “Other Transaction Agreements” is incorporated into this Schedule TO by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The cash in lieu of any fractional shares of Tesla common stock shall be paid from Tesla’s cash on hand. Items 1007 (b) and (d) are not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Maxwell’s Reasons for the Offer and the Merger,” “Merger Agreement” and “The Offer—Certain Relationships with Maxwell” is incorporated into this Schedule TO by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer—Procedure for Tendering,” “The Offer—Exchange of Shares; Delivery of Tesla Shares” and “The Offer—Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10.	Financial Statements.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Historical Consolidated Financial Data of Tesla,” “Selected Historical Consolidated Financial Data of Maxwell” and “Where to Obtain More Information” is incorporated into this Schedule TO by reference.

(b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Comparative Historical and Pro Forma Per Share Data” is incorporated into this Schedule TO by reference.

Item 11.	Additional Information.

The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Tesla, Inc.’s Registration Statement on Form S-4 filed on February 20, 2019)

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Tesla, Inc.’s Registration Statement on Form S-4 filed on February 20, 2019)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Tesla, Inc.’s Registration Statement on Form S-4 filed on February 20, 2019)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Tesla, Inc.’s Registration Statement on Form S-4 filed on February 20, 2019)

(a)(5)*	Form of Summary Advertisement

(d)(1)	Agreement and Plan of Merger among Tesla, Inc., Maxwell Technologies, Inc. and the Offeror, dated as of February 3, 2019 (incorporated by reference to Exhibit 99.5 to Tesla, Inc.’s Registration Statement on Form S-4 filed on February 20, 2019)

(d)(2)	Confidentiality Agreement, dated December 14, 2018, by and between Tesla, Inc. and Maxwell Technologies, Inc. (incorporated by reference to Exhibit 99.7 to Tesla, Inc.’s Registration Statement on Form S-4 filed on February 20, 2019)

(d)(3)	Exclusivity and Non-Solicitation Agreement, dated January 22, 2019, by and between Tesla, Inc. and Maxwell Technologies, Inc. (incorporated by reference to Exhibit 99.8 to Tesla, Inc.’s Registration Statement on Form S-4 filed on February 20, 2019)

(d)(4)	Tender and Support Agreement, dated February 3, 2019, by and among the Tesla, Inc., Cambria Acquisition Corp., I2BF Energy Limited, Richard Bergman, Steven Bilodeau, Jörg Buchheim, Franz Fink, Burkhard Göschel, Ilya Golubovich, John Mutch, David Lyle and Emily Lough (incorporated by reference to Exhibit 99.6 to Tesla, Inc.’s Registration Statement on Form S-4 filed on February 20, 2019)

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2019

CAMBRIA ACQUISITION CORP.

By:	/s/ Brian Scelfo
Name:	Brian Scelfo
Title:	President

TESLA, INC.

By:	/s/ Deepak Ahuja
Name:	Deepak Ahuja
Title:	Chief Financial Officer